

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
Mr. Awais Khan
President and Director
Scoop Media, Inc.
2187 Preville St.
Lasalle, QC, Canada H8N 1N4

> **Re:** **Scoop Media, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 5, 2012**
> **File No. 333-177592**

Dear Mr. Khan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financials through the period ended November 30, 2011.

Prospectus Cover Page

2. We considered your response to comment 2 from our letter dated November 30, 2011, but continue to believe that the company is a shell company. We note that assets of the company consist solely of cash and information compiled in an effort to commence operations. We further note that your website is not available for public consumption and

significant steps, including the retention of staff to populate the contemplated site and outside parties to market it, remain in order to effectively commercialize your efforts to date. Therefore, clearly identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus, discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities. Refer to the definition of "shell company" in Rule 405 of Regulation C as well as Section II.E.6 of SEC Release No. 33-8869 – Revisions to Rules 144 and 145.

3. The information regarding the duration of the offering added in response to comment 5 from our letter dated November 22, 2011 conflicts with disclosures on pages 6 and 15. Please advise and revise.

Summary Information, page 5

4. We note your response to comment 7 from our letter dated November 22, 2011, but see no applicable revision. Per prior comment 7, disclose within this section that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Summary of the Offering by the Company, page 6

5. In accordance with comment 8 from our letter dated November 22, 2011 revise the information under "Use of proceeds" on page 6 to reflect the potential sale of varying amounts of the total amount of shares being offered.

Risk Factors, page 7

Risks Related to Investing in Our Company, page 10

All Of Our Assets And All Of Directors And Officers Are Outside Of The United States, page 10

6. Per comment 11 from our letter dated November 22, 2011 revise to specifically address the enforceability of the civil liabilities provisions of the U.S. securities laws in Canada.

Plan Of Distribution, page 14

7. In accordance with comment 15 from our letter dated November 22, 2011 and per your response, disclose that Messrs. Khan and Lee are relying on Rule 3a4-1 of the Securities Exchange Act of 1934 to offer the company's shares without registering as brokers.

Information With Respect To The Registrant, page 17

Description of Business, page 17

8. Besides the addition of a general statement that the number of shares sold will affect contemplated operations and activities, we note little revision in response to comment 18 from our letter dated November 22, 2011. For each of the contemplated operations and activities discussed elaborate as to how the sale of varying levels of the shares offered will affect that operation or activity. Areas which require further disclosure include, but are not limited to, the scope of the first version of your website, the level and effectiveness of search engine optimization activities, the breadth and depth of the content on your site and the hiring of employees versus the use of outside parties to perform contemplated functions.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 20

Plan of Operations, page 20

9. Per comment 25 from our letter dated November 22, 2011 explain for each step in your plan of operation how varying levels of shares sold in this offering (e.g. 0%, 25%, 50%, 75% and 100% of the shares offered) will or will not affect the timing and general manner of accomplishment. Given the significant variance of funds that may be available, the disclosure should highlight not only the anticipated allocation of funds to each initiative, but also clearly explain what, if any, effect the level of funding will have on the successful completion thereof. We note your statement that "[i]f we are unable to complete any phase of our systems development or marketing efforts because we don't have enough money, we will cease our development and marketing operations until we raise money."

Capital Resources and Liquidity, page 21

10. Please clarify whether the sales revenue you expect to generate within sixty days of the launch of your website consists of Google AdSense based payments, referral payments from other websites or both.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Ron Ben-Bassat, Esq.
        Anslow & Jaclin LLP